Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY 10017
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
www.egsllp.com

April 9, 2010

Via E-Mail
Ms. Michele Anderson
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street
Washington, DC 20549

Re: **57th Street General Acquisition Corp.**
Amendment No. 1 to Registration Statement on Form S-l
Filed December 22, 2009
File No. 333-163134

Dear Ms. Anderson:

This memorandum is being submitted by 57th Street General Acquisition Corp. (the "Company") in supplement to our April 2, 2010 memorandum (the "14e-5 Memorandum") and in response to the Staff's request during our April 9, 2010 telephone conference.

In our teleconference, the Staff requested us to (i) explain what we mean by the term "fundamental investors"; (ii) provide more detail about the activities the Company and its advisors may engage in when they actively identify potential fundamental investors and potentially cross trades between those fundamental investors and existing stockholders who wish to sell their shares; and (iii) explain why such activities do not render the fundamental investors "covered persons" under Rule 14e-5.

Fundamental Investors

At the time of the announcement of a business combination, a SPAC's stockholders generally include a significant number of "yield investors," who invest in SPACs primarily because of the short-term yield they will receive from holding their shares until they are redeemed by the SPAC (and in some cases from selling all or a portion of their warrants), and are less focused on the opportunity for long-term gain from holding their shares through the consummation of the business combination. The challenge for the SPAC is to change its investor base so that it is comprised of fewer yield investors and more "fundamental investors" who are interested in the "fundamentals" of the target of the business combination and are seeking long-term stock price appreciation through buying shares of the SPAC and holding them following the consummation of the business combination. The identification and introduction of fundamental investors to a SPAC business combination is integral to a SPAC successfully consummating its business combination and allowing more funds to remain in the Company in order to consummate the transaction and grow the post combination business.

Activities by the Company and its Advisors with Respect to Fundamental Investors

Upon the closing of the Company's initial public offering, its common stock and warrants will be registered and publicly tradable, and will either be quoted on the OTC Bulletin Board, or listed on national securities exchange. As described in more detail in the 14e-5 Memorandum, after the Company enters into a definitive agreement for a business combination with a target business or to acquire assets (the "Transaction"), the Company would announce the Transaction and file certain materials with the SEC. Just as normally takes place in connection with the business combinations of traditional SPACs, the Company and its advisors would arrange meetings with existing Company stockholders some of whom may be interested in the Transaction from a long-term investment perspective, as well as with fundamental investors who do not own Company stock but who the Company and its advisors believe may be interested in the Transaction. The goal with respect to the meetings with fundamental investors is for them to decide, based on their own due diligence and the information provided to them in the disclosure materials, whether to invest in the Company. If a fundamental investor decides to invest, it would place a buy order for shares of common stock with a broker. In some cases, the broker may be one of the Company's advisors in connection with the Transaction. In any case, upon receiving the buy order, the broker would then seek to match that buy order with a sell order. Upon finding a successful match, the broker would cross the trade over the wire.

In connection with the purchases by fundamental investors, none of the Company or its affiliates, any dealer-manager or its affiliates or any advisor whose compensation is dependent on completion of the offer ("Primary Covered Persons") would enter into any arrangements or agreements with the fundamental investors or the persons selling their shares to the fundamental investors. As the Staff is aware, historically, SPACs and their

affiliates sometimes have entered into arrangements or agreements with buyers and sellers, including forward purchase contracts and/or providing special incentives to particular buyers. As we have discussed with the Staff, one of the primary purposes for developing the structure for this offering was to avoid having to enter into such arrangements or agreements.

Consistent with this approach, while the Company's tender offer for up to 88% of its common stock is open, the Company and its affiliates will not engage in, or enable, any private or public transactions for the purchase or sale of its common stock outside of the tender offer. More particularly, the Company and its affiliates will not (i) engage in any open market transaction for the purchase or sale of its common stock; (ii) engage in any private sale or purchase of its common stock; or (iii) enable the private purchase of its common stock by offering the seller or purchaser of such common stock, as applicable, additional consideration over the tender offer price. Accordingly, the Company and its affiliates will not participate, directly or indirectly, in the payment of disparate consideration to the purchasers or sellers of its common stock while the tender offer is open.

Fundamental Investors Purchasing Shares are Not Covered Persons

As described above, fundamental investors who purchase shares of the Company's common stock would be making their own independent investment decisions and none of the Primary Covered Persons would enter into any arrangement or agreement with the fundamental investor or the person selling to the fundamental investor in connection with the trades. Therefore, such fundamental investors would not be deemed to be covered persons within the meaning of Rule 14e-5(c)(iv) as they will not directly or indirectly, be acting in concert with the Primary Covered Persons.

* * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions concerning the foregoing, please contact Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Ellenoff, Grossman & Schole

Ellenoff Grossman & Schole LLP

cc: Mark D. Klein
Joel Rubinstein, Esq.
Morgan Joseph & Co. Inc.